UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 14, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

SolarCity Corporation

File No. 333--184317 - CF#28916

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SolarCity Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit 10.10 to a Form S-1 filed on October 5, 2012.

Based on representations by SolarCity Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.10 through September 10, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel